UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Top Wealth Group Holding Limited is filing this Report on Form 6-K to provide its proxy statement and notice of an extraordinary general meeting of shareholders.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement and Notice of Meetings of Shareholders
99.2	Form of Proxy Card for the Extraordinary General Meeting
99.3	Form of Third Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer

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